Richard L. Bready, Chairman and CEO
Edward J. Cooney, Vice President and Treasurer
(401) 751-1600

IMMEDIATE

NORTEK PROMOTES KELLN TO
SENIOR VICE PRESIDENT AND COO

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PROVIDENCE, RI, December 22, 2006—**Nortek, Inc.** ("**Nortek**"), a leading diversified manufacturer of innovative, branded residential and commercial ventilation, HVAC and home technology convenience and security products, announced today the promotion of Bryan L. Kelln to the newly created position of Senior Vice President and Chief Operating Officer. Mr. Kelln joined **Nortek** in June 2005 as Vice President of Operations. He will continue to report to Richard L. Bready, Chairman and Chief Executive Officer of **Nortek**.

In announcing the promotion, Mr. Bready said, "Bryan has made significant contributions and I am pleased to expand his responsibility in support of **Nortek's** long-range growth strategy."

Mr. Kelln received his bachelor's degree, Summa Cum Laude, from Washington State University and a Masters of Business Administration from Ohio State University, Fisher College of Business.

Mr. Kelln is married with two children.

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Nortek* (a wholly owned subsidiary of **Nortek Holdings, Inc.**, which is a wholly owned subsidiary of **NTK Holdings, Inc.**) is a leading diversified manufacturer of innovative, branded residential and commercial ventilation, HVAC and home technology convenience and security products. **Nortek** offers a broad array of products including: range hoods, bath fans, indoor air quality systems, medicine cabinets and central vacuums, heating and air conditioning systems, and home technology offerings, including audio, video, access control and security and other products.

*As used herein, the term "Nortek" refers to Nortek, Inc., together with its subsidiaries, unless the context indicates otherwise. This term is used for convenience only and is not intended as a precise description of any of the separate corporations, each of which manages its own affairs.

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are based on Nortek's current plans and expectations and involve risks and uncertainties that could cause actual future activities and results of operations to be materially different from those set forth in the forward-looking statements. Important factors impacting such forward-looking statements include the availability and cost of raw materials and purchased components, the level of construction and remodeling activity, changes in general economic conditions, the rate of sales growth and product liability claims. Nortek undertakes no obligation to update publicly any forward-looking statements, whether as a result of new information, future events or otherwise. For further information, please refer to the reports and filings of Nortek with the Securities and Exchange Commission.

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